

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Via E-mail
Christopher W. McGarry
Senior Vice President & General Counsel
The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, NJ 07645

**Re:    The Great Atlantic & Pacific Tea Company, Inc.
Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 6, 2010
File No. 001-04141**

Dear Mr. McGarry:

    We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director